Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER’S DIRECT DIAL NUMBER: (415) 315-2334

April 26, 2012

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Registrant:	Sterling Capital Variable Insurance Funds
	File Nos.:	333-121205 and 811-21682
	Filing Type:	Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A
	Filing Date:	February 27, 2012

Dear Mr. Oh:

This letter is in response to comments provided to the undersigned by Mr. Sonny Oh of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Variable Insurance Funds (each, a “Fund” and collectively, the “Trust”) filed on February 27, 2012. These comments and responses thereto are set forth below.

Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Item references below are to Item numbers set forth in Form N-1A.

General Comments to Filing

Comment 1:	If the Trust intends to distribute summary prospectuses please confirm the legend required by Rule 498(b)(1)(v) under the Securities Act of 1933, as amended, will be included.

Response:	The Trust does not intend to distribute summary prospectuses for these Funds.

Mr. Sonny Oh	April 26, 2012

Comment 2:	Please confirm in your response that the Trust will comply with the requirement to file an Interactive Data File with the Commission pursuant to General Instruction C.3(g) of Form N-1A.

Response:	The Trust hereby confirms it will file an Interactive Data File pursuant to General Instruction C.3(g) of Form N-1A.

Comment 3:	On the facing sheet of the filing include the captions “Approximate Date of Proposed Public Offering” and “Title of Securities Being Registered” and provide the appropriate disclosure for those captions.

Response:	The requested changes have been made.

Comment 4:	Please provide the Tandy representation in your response.

Response:	The Tandy representation has been made above.

General Comments to Prospectuses

Comment 5:	On the front cover of each prospectus there is a reference to “variable life insurance policies and variable annuity contracts” and throughout the prospectuses references are made to these, however, the terms used are not consistently. Please refer to these in a consistent manner.

Response:	The requested change has been made.

Comment 6:	In the preamble to the “Fee Tables,” please confirm whether “wire fees or other transaction fees” noted in the second sentence are separate fees from the “separate account or insurance contract fees” noted earlier in that sentence. If they are, make that difference clear in the disclosure. If they are not, please delete the references to those fees.

Response:	The Trust notes supplementally that “wire fees and other transaction fees” are additional types of fees charged by the participating insurance companies separate and distinct from the “separate account and insurance contract fees.” The Trust respectfully declines to make any changes to its disclosure, which clearly indicates the types of fees noted are charged by participating insurance companies.

Comment 7:	The Item 4(a) disclosure in the prospectuses should represent a concise, plain English summary of the principal strategies based on the Item 9(b) disclosure. Revise the disclosure provided under Items 4(a) and 9(b) for each Fund so that a summary is found in the former and a fuller description is found in the latter.

Response:	The requested changes have been made where applicable.

Comment 8:	Please revise the Item 4 disclosure for each Fund so that the principal strategies disclosed in response to Item 4(a) line up with the principal risks disclosed in response to Item 4(b).

Mr. Sonny Oh	April 26, 2012

Response:	The requested changes have been made.

Comment 9:	The Item 9(b) disclosure should describe principal strategies first and separately from non-principal strategies. For each Fund, other than Strategic Allocation Equity VIF, please clarify whether investments in other registered investment companies and exchange-traded funds (“ETFs”) represent a principal or non-principal strategy. If such investments are a principal strategy, consider whether the applicable Fund’s Fee Table should contain a line item for Acquired Fund Fees and Expenses.

Response:	The requested changes have been made. The Trust hereby confirms that investments in other registered investment companies and ETFs are a non-principal strategy for each Fund, other than Strategic Allocation Equity VIF.

Comment 10:	Per the Staff’s July 30, 2010 letter to the Investment Company Institute regarding derivatives-related disclosures by investment companies, please identify the actual derivative instruments that a Fund intends to use to achieve its investment objective, rather than providing generic disclosure.

Response:	The Trust believes its disclosure complies with the Staff’s July 30, 2010 letter to the Investment Company Institute given the Funds’ investment strategies.

Comment 11:	The Item 4(b) disclosure in the prospectuses should represent a concise, plain English summary of the principal risks based on the Item 9(c) disclosure. Revise the disclosure provided under Items 4(b) and 9(c) for each Fund so that a summary is found in the former and a fuller description is found in the latter.

Response:	The requested changes have been made where applicable.

Comment 12:	Rename the section titled “Payments to Servicing Agents and Other Financial Intermediaries” to line up with the title in Item 8 (“Payments to Broker-Dealers and Other Financial Intermediaries”).

Response:	The Trust respectfully declines to make the requested change. Item 8 indicates the disclosure required by it may be modified by a Fund if applicable. The Funds are not sold through broker-dealers and do not generally make payments to broker-dealers. Rather, because the Funds serve as an investment option under variable life insurance policies and variable annuity contracts, the Funds make payments to certain servicing agents.

Comment 13:	Explain in your response why “Active Trading” is included under “Additional Investment Strategies and Risks” for the Funds.

Response:	This disclosure has been added in response to prior Staff comments received by the Sterling Capital fund complex and is intended to show that the Funds are actively managed and that certain risks are associated with actively managed funds. In addition, for Total Return Bond VIF an “Active Trading Risk” has been added because of its higher portfolio turnover rate, also in response to prior Staff comments.

Mr. Sonny Oh	April 26, 2012

Comment 14:	Under “Pricing Fund Shares,” consider expanding the second paragraph to clarify that if an order is received by a Fund before the New York Stock Exchange (“NYSE”) closes, the investor will get the net asset value (“NAV”) calculated at the close of that day, and if an order is received by a Fund after the NYSE closes, the investor will get the NAV calculated the next day. Also provide the disclosure required by Item 11(a)(3), identifying in a general manner any national holidays when shares will not be priced.

Response:	The requested changes have been made.

Comment 15:	In the last sentence of the first paragraph under “Fair Value Pricing Policies” clarify that fair value pricing may result in an NAV different from the NAV based upon market quotations.

Response:	The requested change has been made.

Comment 16:	Confirm whether the plan noted under “Servicing Agents” was adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, and if so provide all information required by Item 12(b) and include a line item in the Fee Table. If a line item is not included in the Fee Table and there is a 12b-1 fee, then disclose that the 12b-1 fee is not currently imposed.

Response:	The plan described under “Servicing Agents” is a shareholder servicing plan not adopted pursuant to Rule 12b-1. Therefore, no additional disclosure has been added to the prospectuses or the Fee Tables included therein.

Comment 17:	Under “Market Timing/Short-Term Trading,” expand the discussion to describe the types of securities vulnerable to market timing (e.g., foreign, small cap and high yield securities) and why. In addition, if applicable, disclose if any of the Funds may invest in those types of securities as part of their principal strategies.

Response:	The Trust respectfully declines to make changes to its disclosure under “Market Timing/Short-Term Trading” section. The Staff’s requested changes are not the types of disclosures required by Item 11(e) and the Trust believes its current disclosure is responsive to Item 11(e).

Comment 18:	In the “Financial Highlights” after the second to last sentence add a statement that if the separate account charges were reflected the returns shown would be lower.

Response:	The requested change has been made.

Select Equity VIF

Comment 19:	The “Fee Table” shows a decrease in the Management Fees. Please confirm whether this is a permanent reduction in the Management Fees or a fee waiver. If a fee waiver is being used, please comply with Instruction 3(e) to Item 3 in disclosing such fee waiver and include it in the “Example” calculations.

Mr. Sonny Oh	April 26, 2012

Response:	The Trust confirms that the Management Fees were reduced as shown and that such reduction is reflected in an amendment to the Trust’s Investment Advisory Agreement, which is being filed as an exhibit to the Registration Statement. The Trust also notes that the Fund’s investment adviser has agreed to voluntarily waive certain fees and reimburse certain expenses, which is disclosed under “Fund Management – Investment Adviser.”

Comment 20:	Include in the Item 9(b) disclosure a more detailed discussion of the growth and value styles of investing, which are mentioned in the Item 4(a) disclosure.

Response:	The requested changes have been made.

Comment 21:	“Management Risk” is included in the Item 9(c) disclosure, however, it is not in the Item 4(b) disclosure. Consider adding “Management Risk” to the Item 4(b) disclosure.

Response:	The requested change has been made.

Comment 22:	Add a risk to the “Principal Risks” section addressing the risks of investing in American Depositary Receipts (“ADRs”) and provide an expanded risk in response to Item 9(c) with a fuller description of ADRs.

Response	The Trust has revised its disclosure to indicate that the risks associated with investing in foreign securities are equally applicable to investing in ADRs and has added additional disclosure describing ADRs in its Item 9(b) disclosure.

Strategic Allocation Equity VIF

Comment 23:	Include in the Item 9(b) disclosure a more detailed discussion of the Fund’s investments in unaffiliated registered open-end and closed-end investment companies and ETFs, which are mentioned in the Item 4(a) disclosure.

Response:	The requested change has been made.

Comment 24:	“Small Company Risk” is included under “Principal Risks,” however, the “Principal Strategy” section notes that the Underlying Funds may invest in securities of issuers of any capitalization range. Please delete the risk or update the “Principal Strategy” section as necessary.

Response:	The Trust notes that “Small Company Risk” was added as a principal risk in response to a prior Staff comment because of the potential risks associated with investing in smaller capitalization companies. The Trust, therefore, respectfully declines to remove the risk.

Comment 25:	There are more principal risks included in the Item 9(c) disclosure than are summarized in the Item 4(b) disclosure. Please review and update as necessary.

Response:	The Item 9(c) disclosure has been revised to differentiate between the principal and non-principal risks of the Fund and the principal risks of the Underlying Funds.

Comment 26:	Add risks to the “Principal Risks” section addressing the risks of investing in closed-end investment companies, ETFs, junk bonds and floating rate securities. These should be stand-alone risks.

Mr. Sonny Oh	April 26, 2012

Response:	The Trust has added a principal risk regarding ETFs. The “Investing in Mutual Funds” risk has been revised to address additional risks of investing in closed-end investment companies. Investments in junk bonds and floating rate securities are not principal investments for the Fund and are mentioned as examples of the types of fixed income securities in which the Underlying Funds may invest; therefore, no separate principal risks were added.

Special Opportunities VIF

Comment 27:	Include in the Item 9(b) disclosure a more detailed discussion of ADRs, convertible debt instruments and value and growth-oriented companies, which are mentioned in the Item 4(a) disclosure.

Response:	The Trust notes that convertible debt instruments are not a principal strategy and the disclosure has been updated accordingly. Additional disclosure regarding ADRs and value and growth-oriented companies has been added.

Comment 28:	“Small Company Risk” is included under “Principal Risks,” however, the “Principal Strategy” section notes that the Fund invests in securities of issuers of any capitalization range. Please delete the risk or update the “Principal Strategy” section as necessary.

Response:	The Trust respectfully declines to remove this principal risk, which was added in response to prior Staff comments noting the need to set out the risks of investing in smaller capitalization companies.

Comment 29:	“Company-Specific Risk” is included under “Principal Risks” in the Item 4(b) disclosure, however, the risk is not included as a principal risk in the Item 9(c) disclosure. Please include “Company-Specific Risk” in the Item 9(c) disclosure and add additional discussion if applicable.

Response:	The requested change has been made.

Comment 30:	Add risks to the “Principal Risks” section addressing the risks of investing in warrants, ADRs and convertible debt instruments.

Response:	Warrants and convertible debt instruments are not a principal strategy for the Fund, therefore, no corresponding risks were added under “Principal Risks” and the “Principal Strategy” section was updated to reflect this. The Trust has revised its disclosure to indicate that the risks associated with investing in foreign securities are equally applicable to investing in ADRs.

Total Return Bond VIF

Comment 31:	The “Fee Table” shows a decrease in the Management Fees. Please confirm whether this is a permanent reduction in the Management Fees or a fee waiver. If a fee waiver is being used, please comply with Instruction 3(e) to Item 3 in disclosing such fee waiver and include it in the “Example” calculations.

Mr. Sonny Oh	April 26, 2012

Response:	The Trust confirms that the Management Fees were reduced as shown and that such reduction is reflected in an amendment to the Trust’s Investment Advisory Agreement, which is being filed as an exhibit to the Registration Statement. The Trust also notes that the Fund’s investment adviser has agreed to voluntarily waive certain fees and reimburse certain expenses, which is disclosed under “Fund Management – Investment Adviser.”

Comment 32:	The disclosure in Item 4(a) is too detailed. Please summarize further and include the additional details in the Item 9(b) disclosure.

Response:	The requested change has been made by adding the Item 4(a) disclosure to the Item 9(b) disclosure.

Comment 33:	“Management Risk” is included in the Item 9(c) disclosure, however, it is not in the Item 4(b) disclosure. Consider adding “Management Risk” to the Item 4(b) disclosure.

Response:	The requested change has been made.

Comment 34:	Add a risk to the “Principal Risks” section addressing the risks of investing in asset-backed securities.

Response:	The requested change has been made.

Statement of Additional Information

Comment 35:	In the tables showing the trustee and officer information please insert the ages of the trustees and officers, rather than their dates of birth as required by Item 17(a). In addition, please remove the last column of the trustee table, such that the table only includes the columns required by Item 17(a). Include the disclosure required by Item 17(b)(1) elsewhere.

Response:	The Trust respectfully declines to make any changes to the disclosure at this time. Item 17(b)(10) does not prohibit the information regarding the experience, qualifications, attributes and skills of trustees from being included in a table and the Trust believes this format enhances shareholder understanding.

Comment 36:	Under “Disclosure of Portfolio Holdings – Disclosure to Service Providers,” per Item 16(f)(1)(iii), identify service providers that receive non-public portfolio holdings disclosures by name and disclose the frequency with which the information is disclosed and the length of lag between the date of the information and the disclosure date.

Response:	The requested changes have been made.

Mr. Sonny Oh	April 26, 2012

Part C

Comment 37:	Provide the exhibits required by Items 28(e) (underwriting contract), 28(j) (auditor’s consent) and 28(m) (Rule 12b-1 plan) if applicable.

Response:	The Trust will file the auditor consent per Item 28(j) with its 485BPOS filing of the Registration Statement. The Trust does not have an underwriting/distribution agreement or a Rule 12b-1 plan, therefore, no exhibits need to be filed in response to Items 28(e) and 28(m).

Comment 38:	Provide all disclosure required by Items 29 and 32 or explain in your response why it is not applicable.

Response:	There are no persons directly or indirectly controlled by or under common control with the Trust that need to be disclosed in response to Item 29. In addition, the Trust does not have a principal underwriter, therefore no disclosure is required in response to Item 32.

Comment 39:	The powers of attorney reflect the name of “BB&T Variable Insurance Funds” which is not the current Trust name. Please update.

Response:	Updated powers of attorney will be included with the 485BPOS filing of the Registration Statement showing the current Trust name.

If you have any further questions or comments please do not hesitate to call me at (415) 315-2334.

Sincerely,

/s/ Alexandra Oprescu

Alexandra Oprescu

cc:	Thomas R. Hiller, Esq.
Alan G. Priest, Esq.
Molly Moore, Esq.